Exhibit D-3

   CONTAINS REQUEST FOR PRIVILEGED TREATMENT PURSUANT TO 18 C.F.R. SS. 388.112

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

Ameren Corporation                      )
Dynegy Inc.                             )            Docket No. EC04-___-000
Illinova Corporation                    )
Illinova Generating Company             )
Illinois Power Company                  )

                        JOINT APPLICATION FOR APPROVAL OF
                  THE DISPOSITION OF JURISDICTIONAL FACILITIES
                   UNDER SECTION 203 OF THE FEDERAL POWER ACT

Alisa B. Johnson                                    Steven R. Sullivan
Group General Counsel - Regulatory Affairs          Senior Vice President, Regulatory Policy,
Tina Bradshaw                                       General Counsel & Secretary
Senior Director, Regulatory Affairs                 Joseph H. Raybuck
Dynegy Inc.                                         Managing Associate General Counsel
1000 Louisiana, Suite 5800                          David B. Hennen
Houston, TX 77002                                   Associate General Counsel
(713) 767-8686                                      Edward C. Fitzhenry
                                                    Associate General Counsel
Joseph L. Lakshmanan                                Ameren Corporation
Senior Corporate Counsel & Chief Legal Officer      One Ameren Plaza
Illinois Power Company                              1901 Chouteau Avenue
500 South 27th Street                               St. Louis, MO 63166-6149
Decatur, IL 62521-2200                              (314) 554-2098
(217) 362-7449
                                                    Clifford S. Sikora
C. M. (Mike) Naeve                                  James C. Beh
Matthew W. S. Estes                                 Jeffrey M. Jakubiak
Skadden, Arps, Slate, Meagher & Flom LLP            TROUTMAN SANDERS LLP
1440 New York Avenue, N.W.                          401 9th Street, N.W., Suite 1000
Washington, D.C. 20005                              Washington, D.C. 20004
(202) 371-7070                                      (202) 274-2950

Attorneys for Dynegy Inc., Illinova Corporation,    Attorneys for Ameren Corporation
Illinova Generating Company, and Illinois Power
Company


Dated: March 25, 2004
       Washington, D.C.

   CONTAINS REQUEST FOR PRIVILEGED TREATMENT PURSUANT TO 18 C.F.R. SS. 388.112

                                TABLE OF CONTENTS

VOLUME I
--------

I.   INTRODUCTION AND SUMMARY OF REQUESTED AUTHORIZATIONS AND FINDINGS.........1

II.  DESCRIPTION OF APPLICANTS, RELEVANT AFFILIATES, AND THE TRANSACTIONS......5

     A.     Description Of Applicants And Relevant Affiliates..................5

            1.    Ameren Corporation And Relevant Affiliates...................5

            2.    Dynegy Inc. And Relevant Affiliates.........................13

     B.     Description Of The Transactions...................................17

            1.    The IP Sale.................................................17

            2.    The MISO Transfer...........................................19

III. THE IP SALE AND THE MISO TRANSFER ARE CONSISTENT WITH THE
     PUBLIC INTEREST..........................................................21

     A.  The IP Sale Is Consistent With The Public Interest...................22

         1.  The IP Sale Will Have No Adverse Effect On Competition...........22

         2.  The IP Sale Will Have No Adverse Effect On Rates.................31

         3.  The IP Sale Will Have No Adverse Effect On Regulation............33

     B.  The MISO Transfer Is Consistent With The Public Interest.............34

         1.  The MISO Transfer Will Have No Adverse Effect On Competition.....35

         2.  The MISO Transfer Will Have No Adverse Effect On Rates...........36

         3.  The MISO Transfer Will Have No Adverse Effect On Regulation......36

     C.  Lawsuit Brought By Trans-Elect, Inc. Against Illinois Power
         Company Should Not Affect The Commission's Determination.............37

IV.  THE COMMISSION'S PART 33 FILING REQUIREMENTS.............................38

     A.  Exact Names Of Applicants And Their Principal Business Addresses.....39

     B.  The Names And Addresses Of Persons Authorized To Receive Notices
         And Communications Regarding The Application.........................39

     C.  Description Of Applicants............................................40

     D.  Form Of Notice.......................................................46

     E.  Verifications........................................................46

     F.  Proposed Accounting Entries..........................................47

V.   REQUEST FOR PRIVILEGED TREATMENT.........................................47

VI.  REQUEST FOR EXPEDITION...................................................48

VII. CONCLUSION...............................................................49

Appendix 1     Verifications

Appendix 2     Prepared Direct Testimony of Mr. Warner L. Baxter

Appendix 3     Prepared Direct Testimony of Mr. David A. Whiteley

Appendix 4     Facilities to be Functionally Controlled by Midwest ISO

Appendix 5     Prepared Direct Testimony of Mr. Rodney Frame

Appendix 6     Prepared Direct Testimony of Mr. Craig D. Nelson

Appendix 7     Proposed Accounting Entries

Exhibit A      Business Activities of Applicants

Exhibit B      List of Applicants' Energy Subsidiaries and Energy Affiliates

Exhibit C      Organizational Charts Depicting Current and Proposed Corporate
               Structures

Exhibit D      Description of Joint Ventures, Strategic Alliances, and Other
               Business Arrangements

Exhibit E      Common Officers and Directors

Exhibit F      Description of Wholesale Power Customers

Exhibit G      Description of Jurisdictional Facilities Owned, Operated,
               or Controlled

Exhibit H      Description of Jurisdictional Facilities and Securities
               Associated with or Affected by the Transaction

Exhibit I      Copies of Contracts Related to the Transaction

Exhibit J      Statement Demonstrating that the Proposed Transaction is
               Consistent with the Public Interest

Exhibit K      Map Depicting Physical Property

Exhibit L      Identification of Required Regulatory Approvals


VOLUME II
---------

Schedules of Stock Purchase Agreement, Exhibits of Frame Testimony, CD-ROM of Frame Workpapers for which Privileged Treatment is Sought Pursuant to 18 C.F.R. ss. 388.112 (2003)

   CONTAINS REQUEST FOR PRIVILEGED TREATMENT PURSUANT TO 18 C.F.R. SS. 388.112

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

Ameren Corporation                      )
Dynegy Inc.                             )            Docket No. EC04-___-000
Illinova Corporation                    )
Illinova Generating Company             )
Illinois Power Company                  )

                        JOINT APPLICATION FOR APPROVAL OF
                  THE DISPOSITION OF JURISDICTIONAL FACILITIES
                   UNDER SECTION 203 OF THE FEDERAL POWER ACT


                                    VOLUME I
                                    --------

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

Ameren Corporation                       )
Dynegy Inc.                              )               Docket No. EC04-___-000
Illinova Corporation                     )
Illinova Generating Company              )
Illinois Power Company                   )


                        JOINT APPLICATION FOR APPROVAL OF
                  THE DISPOSITION OF JURISDICTIONAL FACILITIES
                   UNDER SECTION 203 OF THE FEDERAL POWER ACT


I.  INTRODUCTION AND SUMMARY OF REQUESTED AUTHORIZATIONS AND FINDINGS.

         Ameren Corporation ("Ameren"), Dynegy Inc. ("Dynegy"), Illinova Corporation ("Illinova"), Illinova Generating Company ("Illinova Generating"), and Illinois Power Company ("Illinois Power") (collectively, "Applicants") jointly submit this application ("Application") pursuant to Section 203 of the Federal Power Act ("FPA"),(1) and Part 33 of the regulations of the Federal Energy Regulatory Commission ("FERC" or the "Commission"),(2) and respectfully request certain Commission authorizations related to the disposition of jurisdictional facilities, as described herein.

         First, Applicants respectfully request that the Commission issue an order approving, without condition:

         (i) the sale by Illinova to Ameren of 100 percent of the outstanding common shares and approximately 73 percent of the preferred shares of Illinois Power, a public utility serving customers

---------

1    16 U.S.C. ss. 824b (2000).

2    18 C.F.R. Part 33 (2003).

              pursuant to a retail utility franchise in the State of Illinois and at wholesale (collectively, the "IP Shares");(3) and

         (ii) the sale by Illinova Generating to AmerenEnergy Resources Company ("AER"), a direct wholly-owned subsidiary of Ameren, Illinova Generating's 20 percent interest in Electric Energy, Inc. (the "EEInc Shares").(4)

Applicants request that the Commission approve the sale of the IP Shares to Ameren and the EEInc Shares to Ameren's subsidiary AER (collectively, the "IP Sale"), effective on the date of closing of the IP Sale.

         Second, Applicants seek any Commission authorization necessary for Illinois Power to transfer functional control of its transmission facilities to the Midwest Independent Transmission System Operator, Inc. ("Midwest ISO" or "MISO") (referred to herein as the "MISO Transfer"). Applicants respectfully submit that, pursuant to Atlantic City Electric Co.,(5) no prior Commission authorization is necessary for Illinois Power to join the Midwest ISO as a transmission owner or otherwise to transfer functional control of its FERC jurisdictional transmission facilities to the Midwest ISO. Nonetheless, because the Midwest ISO's tariff requires such an application, Applicants are requesting


---------
3    The remaining 27 percent of preferred shares of Illinois Power is held by various individuals and institutions.

4    Concurrent with this Application: (A) Dynegy Power Marketing, Inc. ("DYPM")
is submitting to the Commission, under FPA Section 205: (i) an unexecuted power purchase agreement for the sale by DYPM of up to 2,800 MW of capacity and energy to Illinois Power, to run from the later of the closing date or January 1, 2005, through December 31, 2006; (ii) an unexecuted power purchase agreement for the sale by DYPM to IP of 300 MW of capacity in 2005 and 150 MW of capacity in 2006, with an option for Illinois Power to purchase associated energy; and (B) DMGI is submitting (i) an unexecuted agreement pursuant to which DMGI will provide Illinois Power with black start service; and (ii) an unexecuted Interim PPA Rider as an amendment to the existing power purchase agreement between DMGI and Illinois Power, to run from the date of closing of the IP Sale through December 31, 2004 (conditioned upon the IP Sale closing prior to January 1, 2005). Following closing of the IP sale, Illinois Power will rely on capacity and energy purchased from DYPM and other suppliers to serve its load.

5    295 F.3d 1 (D.C. Cir. 2002), petition for enforcement granted, 329 F.3d 856
(D.C. Cir. 2003).

Commission approval under FPA Section 203 for the MISO Transfer.(6) Applicants respectfully request that the Commission approve the MISO Transfer to be effective as soon as is feasible (given membership issues and technical coordination between Illinois Power and the Midwest ISO). Illinois Power intends to join the Midwest ISO within a reasonable time after the Commission issues an order approving the IP Sale and the MISO Transfer, and accepting for filing the agreements being submitted under FPA Section 205, without conditions that are unacceptable to the Applicants. In no event, however, will the IP Sale close prior to such date as Illinois Power joins the Midwest ISO.

         The IP Sale and the MISO Transfer are consistent with the public interest and should be approved without condition or hearing-type procedures. As detailed below, the IP Sale and the MISO Transfer satisfy fully the requirements of the Commission's Merger Policy Statement and Order No. 642 that jurisdictional transactions have no adverse effect on competition, rates, or regulation.(7) In addition, the IP Sale and the MISO Transfer are merited on other public interest grounds.

         o The IP Sale and the MISO Transfer will promote the Commission's stated goal of establishing integrated regional power markets. As detailed below, the Ameren subsidiaries that own and operate jurisdictional transmission facilities either have joined the Midwest ISO or have committed to do so through GridAmerica, an

---------

6    See Midwest ISO, FERC Electric Tariff, Second Revised Volume No. 1,
ss. 1.62 (effective January 1, 2003) ("Midwest ISO Tariff"); Midwest ISO, FERC Electric Tariff, First Revised Rate Schedule No. 1, App. G, Recital A, Original Sheet No. 203 ("Midwest ISO Owners Agreement").

7    Inquiry Concerning the Commission's Merger Policy Under the Federal Power
Act: Policy Statement, Order No. 592, FERC Stats. & Regs. [Regs. Preambles 1996-2000] P.31,044 (1996) ("Merger Policy Statement"), reconsideration denied, Order No. 592-A, 79 FERCP. 61,321 (1997). Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, FERC Stats. & Regs. [Regs. Preambles July 1996-Dec. 2000] P.31,111 (2000) ("Order No. 642"), on reh'g,
Order No. 642-A, 94 FERC P. 61,289 (2001).

              independent transmission company.(8) Further, through this Application, Illinois Power is seeking Commission authorization to join the Midwest ISO as a transmission owner. Illinois Power's membership in the Midwest ISO would fill one of the more substantial "holes" in the Midwest ISO and would eliminate many of the "seams" that would otherwise exist in that market, thus furthering the Commission's goal of creating integrated regional power markets.

         o The IP Sale will benefit the Applicants and their customers. Ameren's acquisition of Illinois Power will provide Illinois Power with additional financial capital as well as an investment grade parent entity, Ameren, that will enable Illinois Power to continue to provide high-quality, reliable services to its wholesale and retail customers. In particular, Ameren has committed to providing Illinois Power with additional financial capital resulting in, among other things, the retirement of at least $750 million of Illinois Power's long-term debt by December 31, 2006, and the outlay of between $275 million and $325 million in new capital projects during the first two years of Ameren's ownership of Illinois Power.(9) Further, Ameren is committed to returning Illinois Power to investment grade status by at least one of the major rating agencies.

         Accordingly, Applicants respectfully request that the Commission approve expeditiously the IP Sale and the MISO Transfer without condition, modification, or a trial-type hearing. To this end, Applicants request that the Commission set a 21-day period for public comment so that it may issue an order

---------

8    See Ameren Services Co., 100 FERC P. 61,135 at 61,511, 61,515 (2002);
Alliance Cos., 100 FERC P. 61,137 at PP 13, 35 (2002).

9    See "Stock Purchase Agreement among Ameren Corporation, Illinova
Corporation, Illinova Generating Company, and Dynegy Inc.", dated February 2, 2004, as subsequently amended by "Amendment No. 1 to Stock Purchase Agreement", dated March 23, 2004 (as amended, the "Stock Purchase Agreement"), Sched. 5.3(b).

authorizing the IP Sale and the MISO Transfer by no later than July 28, 2004. Prompt Commission action will benefit the market and is consistent with the public interest. Applicants wish to close the IP Sale at the earliest possible date, ideally in the third quarter of 2004, and a Commission order issued on or before July 28, 2004, is needed in order to do so.

II.  DESCRIPTION OF APPLICANTS, RELEVANT AFFILIATES, AND THE TRANSACTIONS.

     A.  DESCRIPTION OF APPLICANTS AND RELEVANT AFFILIATES.

         1.   AMEREN CORPORATION AND RELEVANT AFFILIATES.

              a.   AMEREN CORPORATION.

         Ameren is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"), as amended.(10) Ameren does not directly own or operate any facilities subject to the Commission's jurisdiction and does not own any significant assets other than the stock of its subsidiaries. Ameren is the parent of three public utility operating companies: Central Illinois Light Company d/b/a AmerenCILCO, Central Illinois Public Service Company d/b/a AmerenCIPS, and Union Electric Company d/b/a AmerenUE (collectively, the "Ameren Operating Companies"). The Ameren Operating Companies, as well as other relevant Ameren subsidiaries, are described below.

              b.   AMERENCILCO.

         AmerenCILCO, an Illinois corporation, is a wholly-owned, public utility operating company subsidiary of Ameren. AmerenCILCO provides retail electric service to approximately 200,000 customers and natural gas service to approximately 205,000 customers in central and east central Illinois.

---------

10   15 U.S.C. ss.ss. 79, et seq. (2000).

AmerenCILCO's retail operations are subject to the jurisdiction of the Illinois Commerce Commission ("ICC").

         AmerenCILCO owns approximately 36 MW (net summer capability) of generating capacity at three generating facilities located within the State of Illinois.(11) AmerenCILCO owns approximately 331 circuit miles of electric transmission lines and 8,901 circuit miles of electric distribution lines. AmerenCILCO is interconnected with Commonwealth Edison Company ("ComEd"), Illinois Power, AmerenCIPS, and the Springfield City Water, Light and Power Department.

         AmerenCILCO operates a control area separate from that of AmerenUE and AmerenCIPS. AmerenCILCO is a transmission-owning member of the Midwest ISO and has transferred functional control of its transmission system to the Midwest ISO.(12) Transmission service on the AmerenCILCO transmission system is provided pursuant to the terms of the Midwest ISO open access transmission tariff on file with the Commission.(13)

         In addition, AmerenCILCO has a wholesale market-based rate tariff on file with the Commission,(14) as well as a tariff authorizing wholesale sales at cost-based rates.(15) AmerenCILCO also provides electric energy and capacity to


---------

11       On October 3, 2003, AmerenCILCO divested its ownership in three other power plants (with an aggregate generating capacity of 1,129 MW) to a wholly-owned subsidiary, Central Illinois Generation, Inc. (now named AmerenEnergy Resources Generating Company ("AERG")). See Cent. Ill. Light Co., 99 FERC P. 62,143 (2002) (approving divestiture).

12   Cent. Ill. Light Co., 86 FERC P. 62,233 (1999).

13   Midwest Indep. Sys. Operator, 84 FERC P. 61,231, order on reconsideration,
85 FERC P. 61,250, on reh'g, 85 FERC P. 61,372 (1998), Initial Decision, 89 FERC
P. 63,008, aff'd and clarified, Opinion No. 453, 97 FERC P. 61,033 (2001), on reh'g, Opinion No. 453-A, 98 FERC P. 61,141 (2002), remanded sub nom, Midwest ISO Transmission Owners, et al., v. FERC, No. 02-1121 and Consolidated No. 01-1122 (D.C. Cir. Dec. 6, 2002). CILCO's OATT was terminated following the effective date of the MISO OATT, and replaced with a tariff for ancillary services only. See Cent. Ill. Light Co., 98 FERC P. 61,242, reh'g denied, 99 FERC P. 61,255 (2002).

14   Cent. Ill. Light Co., 83 FERC P. 61,252 (1998).  See also Cent. Ill. Light
Co., Triennial Market Power Analysis, Docket No. ER98-2440-002, June 1, 2001 (acceptance pending); Ameren Energy, Inc., Triennial Market Power Analysis, Docket No. ER00-2687-002, Dec. 10, 2003 (acceptance pending).

retail end-use customers within Illinois subject to regulation by the ICC and in accordance with the Illinois Electric Service Customer Choice and Rate Relief Act of 1997 (the "Illinois Customer Choice Law").(16)

         In its order approving the acquisition of CILCO by Ameren, the Commission directed CILCO (later, AmerenCILCO), among other things, to increase transmission transfer capability into the AmerenCILCO control area by 192 MW within 24 months of closing, and by an additional 189 MW by December 31, 2008.(17) As outlined in Ameren's January 29, 2004 quarterly status report on transmission upgrades in Docket No. EC02-96-000, several of the planned upgrades have been completed, and all others due to be completed within 24 months of closing are on schedule to be completed by January 31, 2005.

              c.   AMERENCIPS.

         AmerenCIPS, an Illinois corporation, is a wholly-owned, public utility operating company subsidiary of Ameren. AmerenCIPS provides retail electric service to approximately 325,000 customers and natural gas service to approximately 170,000 customers in central and southern Illinois. AmerenCIPS' retail operations are subject to the jurisdiction of the ICC. AmerenCIPS does not own or control any generating facilities.(18) AmerenCIPS owns approximately 1,916 circuit miles of electric transmission lines and approximately 13,324 circuit miles of electric distribution lines.


---------

15   Cent. Ill. Light Co., Letter Order, Docket No. ER95-602-000, Apr. 25, 1995.

16   200 Ill. Comp. Stat. Ann. 5/16-101, et seq. (2003).  Pursuant to the
Illinois Customer Choice Law, AmerenCILCO implemented a retail access program which became fully effective on May 1, 2002.

17   Ameren Services Co., 101 FERC P. 61,202 at PP 38, 45 (2002)

18   On May 1, 2000, AmerenCIPS transferred all of its generating assets to
AmerenEnergy Generating Company ("AEG"), an indirect, wholly-owned subsidiary of Ameren. See Cent. Ill. Pub. Svc. Co., 89 FERC P. 62,125 (1999).

         AmerenCIPS and its affiliate AmerenUE operate as a single control area and provide open access transmission service on a single-system basis under their joint Open Access Transmission Tariff ("OATT") on file with the Commission.(19) Combined, AmerenUE and AmerenCIPS are interconnected with 23 control areas.(20) AmerenCIPS, along with AmerenUE, has received conditional authorization from the Commission to join the Midwest ISO, through GridAmerica, an independent transmission company,(21) and expects to join the Midwest ISO by May 1 of this year (provided the Commission unconditionally approves the Service Agreement currently pending before it in Docket No. ER04-571-000).(22)

         AmerenCIPS has a wholesale market-based rate tariff on file with the Commission.(23) AmerenCIPS also provides electric energy and capacity to retail end-use customers within Illinois as regulated by the ICC and in accordance with the Illinois Customer Choice Law.(24)

---------

19   Union Elec. Co., 77 FERC P. 61,026 (1996), reh'g denied, Opinion No. 417,
81 FERC P. 61,011, reh'g denied, Opinion No. 417-A, 82 FERC P. 61,093 (1998), remanded sub nom, Cent. Ill. Light Co. v. FERC, No. 98-1183 (D.C. Cir. May 21,
1999) (accepting joint OATT for filing, subject to refund and hearing proceedings); Central Ill. Pub. Svc. Co., 80 FERC P. 61,111 (1997) (accepting settlement and requiring refiling of OATT reflecting settlement).

20   Specifically, the AmerenUE/AmerenCIPS control area is interconnected with the following control areas: Alliant West, American Electric Power Company - East, Associated Electric Cooperative, Inc., Central and Southwest Corporation, AmerenCILCO, Cinergy Corporation, the Columbia MO Municipal System, the City of Springfield IL Water Light and Power Department, Commonwealth Edison Company, EEInc, Entergy Corporation, Illinois Power, Kansas City Power & Light Company, LG&E Energy, MidAmerican Energy Company, Missouri Public Service Company, Missouri Western Resources, Northern Indiana Public Service Company, Northern States Power Company, Southern Illinois Power Cooperative, the Southwestern Power Administration, Tennessee Valley Authority, and Western Resources, Inc.

21   Ameren Services Co., 100 FERC at 61,511, 61,515 ; Alliance Cos., 100 FERC
at PP 13, 35.

22   On February 26, 2004, the Missouri Public Service Commission granted
AmerenUE's request to join the Midwest ISO through GridAmerica. In re:
Application of Union Elec. Co., Order Approving Stipulation and Agreement, Case No. EO-2003-0271, Feb, 26, 2004.

23   Ameren Services Co., 84 FERC P. 61,144 (1998).

24   Pursuant to the Illinois Customer Choice Law, AmerenCIPS implemented a retail access program which became fully effective on May 1, 2002.

              d.   AMERENUE.

         AmerenUE, a Missouri corporation, is a wholly-owned, public utility operating company subsidiary of Ameren. AmerenUE provides retail electric service to approximately 1.2 million customers and natural gas service to approximately 130,000 customers in central and eastern Missouri and west-central Illinois. AmerenUE's retail operations are subject to the jurisdiction of the MoPSC and the ICC.(25)

         AmerenUE owns approximately 7,961 MW (net summer capability) of generating capacity at nine power plants located within the states of Missouri and Illinois.(26) AmerenUE owns approximately 3,230 circuit miles of electric transmission lines and approximately 32,596 circuit miles of electric distribution lines. As noted above, AmerenUE and its affiliate AmerenCIPS operate as a single control area and provide open access transmission service on a single-system basis under their joint OATT.(27) AmerenUE, along with AmerenCIPS, has received conditional authorization from the Commission to join the Midwest ISO, through GridAmerica, and expects to join the Midwest ISO by May 1 of this year (provided the Commission unconditionally approves the Service Agreement currently pending before it in Docket No. ER04-571-000).(28)


---------

25   AmerenUE has obtained ICC and FERC authorization to transfer to AmerenCIPS the portion of AmerenUE's "retail electric and gas operations" located in Illinois. See Union Elec. Co., Illinois Commerce Comm'n Docket No. 03-0083, 2003 Ill. PUC LEXIS 632 at *2, July 23, 2003; Union Elec. Co., 105 FERC P. 62,186
(2003).

26   This figure excludes AmerenUE's 40 percent interest in EEInc (see infra
Section II.A.1.f). On February 5, 2003, AEG and AmerenUE filed a joint application with the Commission under FPA Section 203 to transfer certain generating assets from AEG to AmerenUE. On May 5, 2003, the Commission set for hearing the issue of the effect of this proposed transaction on competition. Ameren Energy Generating Co., 103 FERC P. 61,128 (2003).

27   See supra n.19.

28   Ameren Services Co., 100 FERC at 61,511, 61,515; Alliance Cos., 100 FERC at
PP 13, 35.

         AmerenUE is authorized to make wholesale sales at market-based rates.(29) AmerenUE also provides electric energy and capacity to retail end-use customers within Illinois as regulated by the ICC and in accordance with the Illinois Customer Choice Law.(30)

              e.   OTHER AMEREN SUBSIDIARIES.

         In addition to the Ameren Operating Companies described above, Ameren has several non-operating company energy subsidiaries relevant to the Application.

         AmerenEnergy Resources Company. AER, an Illinois corporation, is a direct wholly-owned subsidiary of Ameren. AER, through various subsidiaries, conducts Ameren's generation and wholesale merchant function (with the exception of wholesale sales made directly by the Ameren Operating Companies). AER subsidiaries relevant to this Application include: (i) AmerenEnergy Generating Company ("AEG"), which owns approximately 4,754 MW (net summer capability) of generating capacity at power plants located in the states of Missouri and Illinois;(31) (ii) AmerenEnergy Marketing Company, which markets power produced by AEG and others;(32) (iii) AmerenEnergy Development, which develops and


---------

29   Union Elec. Co., 80 FERC P. 61,352 (1997).  See also Ameren Energy, Inc.,
Letter Order, Docket No. ER00-2687-001, Nov. 2, 2000 (accepting for filing triennial market power update); Ameren Energy, Inc., Triennial Market Power Analysis, Docket No. ER00-2687-002, Dec. 10, 2003 (acceptance pending).

30   Pursuant to the Illinois Customer Choice Law, AmerenUE implemented a retail access program which became effective on October 1, 1999. 220 ILCS 5/16-104.

31   AEG is an Exempt Wholesale Generator ("EWG"), AmerenEnergy Generating Co.,
92 FERC P. 62,023 (2000), and has been authorized by the Commission to sell power at market-based rates, AmerenEnergy Generating Co., 93 FERC P. 61,024
(2000), reh'g denied, 95 FERC P. 61,009 (2001). On February 5, 2003, AEG and
AmerenUE filed a joint application with the Commission under FPA Section 203 to transfer certain generating assets from AEG to AmerenUE. On May 5, 2003, the Commission set for hearing the issue of the effect of this proposed transaction on competition. Ameren Energy Generating Co., 103 FERC P. 61,128 (2003), reh'g pending. On February 5, 2004, the Presiding Judge issued an Initial Decision finding that the proposed transaction is consistent with the public interest. Ameren Energy Generating Co., 106 FERC P. 63,011 (2004).

32 AmerenEnergy Marketing is authorized to sell power at market-based rates. Madison Gas & Elec. Co., 90 FERC at 61,349-50 (market-based rate tariff filed under name "Marketing Company"). AmerenEnergy Marketing currently purchases energy and capacity from AEG for resale to AmerenCIPS in order to allow AmerenCIPS to serve its bundled retail load pursuant to contracts on file with FERC, and for resale to others. AmerenEnergy Marketing also provides wholesale electric service to several full or partial requirements customers.

constructs generating facilities for AEG and other affiliated entities;(33) (iv) AmerenEnergy Fuels, which provides fuel and energy-related products and services to Ameren and the Ameren Operating Companies; and (v) Medina Valley Cogen, LLC, which owns a 38 MW gas-fired generating facility. In addition, AER holds a 20 percent interest in EEInc.(34)

         AmerenEnergy Resources Generating Company. AmerenEnergy Resources Generating Company ("AERG"), formerly named Central Illinois Generation, Inc., is a wholly-owned subsidiary of AmerenCILCO. On October 2, 2003, AERG acquired AmerenCILCO's 100 percent interest in three generating facilities, with an aggregate capacity of 1,129 MW (including a small amount of transmission facilities directly related to the generating plants). Other than these generating and related transmission facilities, AERG owns no electric generating, transmission, or distribution assets.

         AmerenEnergy, Inc. AmerenEnergy, Inc. ("AEI"), a Missouri corporation, is a direct wholly-owned subsidiary of Ameren. AEI serves as a power trading and risk management agent for AmerenUE and AERG.

         Ameren Services Company. Ameren Services Company ("Ameren Services"), a Missouri corporation, is a direct wholly-owned subsidiary of Ameren. Ameren Services provides administrative, accounting, legal, engineering, executive, and other support services to Ameren and its subsidiaries.

---------

33   AmerenEnergy Development is an EWG, Ameren Energy Dev. Co., 93 FERC
P. 62,211 (2000), and has been authorized to make wholesale sales at market-based rates, Ameren Energy Dev. Co., Letter Order, Docket Nos. ER01-294-000, et al., Feb. 9, 2001.

34   See infra Section II.A.1.f.

              f.   ELECTRIC ENERGY, INC.

         EEInc owns and operates a six-unit coal-fired generating facility, with a capacity of approximately 1,014 MW, located in Joppa, Illinois (the "Joppa Station").(35) In addition, through a wholly-owed subsidiary, Midwest Electric Power Inc. ("MEP"), EEInc owns and operates two combustion turbines with a summer net capability of approximately 72 MW located at the Joppa Station.(36) EEInc is jointly owned by four parties (collectively, the "EEInc Owners"): AER (20%); AmerenUE (40%), Illinova Generating (20%); and LG&E Energy Corporation's Kentucky Utilities ("KU") (20%).(37)

         EEInc supplies electric power to USEC Inc.'s uranium enrichment plant near Paducah, Kentucky, and sells surplus power at wholesale to the Tennessee Valley Authority and the EEInc Owners pursuant to rates on file with the Commission.(38) EEInc also owns six transmission lines that transmit power from


-----------

35   EEInc is an EWG.  Elec. Energy, Inc., Letter Order, in Docket No. EG00-148-
000, Aug. 1, 2000.

36   MEP, an EWG, operates three additional turbines at the Joppa Station, with a summer net capability of approximately 162 MW, owned by AEG. Midwest Elec. Power Inc., Letter Order in Docket No. EG00-149-000, July 21, 2000. MEP's wholesale rates are on file with the Commission. Midwest Elec. Power Inc., Letter Order, Docket No. ER00-3353-000, Sept. 8, 2000.

37   The EEInc Bylaws delineate certain rights and obligations of the EEInc
Owners, including their respective entitlements to receive and obligation to purchase from EEInc a portion of the capacity of the EEInc generating facilities not used for furnishing the power requirements of the DOE. The EEInc Owners subsequently entered into a Power Supply Agreement which more clearly defined the commercial terms, rights and responsibilities of the parties to the agreement in relationship to this capacity and energy provided from the EEInc generating units. Under this Power Supply Agreement, the right to purchase capacity may be independent from the ownership of EEInc.

     While Illinois Power transferred its 20 percent share in EEInc to Illinova Generating, it specifically retained its rights and obligations under the aforementioned Power Supply Agreement. Thus, during the term of this Power Supply Agreement - i.e., through December 31, 2005 - Illinova Generating has no rights to power from the EEInc units as it did not succeed to Illinois Power's rights under the Power Supply Agreement. The allocation of rights to the EEInc units and their capacity is discussed further in the Frame Testimony.

38   See Elec. Energy, Inc., 29 FERC P. 61,212 (1984) (accepting, inter alia, letter agreement modifying interim, supplemental, and surplus power agreement between EEInc and its owners).

the Joppa Station to the uranium enrichment plant. EEInc has an OATT on file with the Commission.(39)

         2.   DYNEGY INC. AND RELEVANT AFFILIATES.

              a.   DYNEGY INC.

         Dynegy, an Illinois corporation, is an exempt holding company under PUHCA. Dynegy is engaged, through direct or indirect subsidiaries, in the gathering, processing, marketing, and distribution of natural gas and natural gas liquids, as well as the generation, marketing, transmission, and distribution of electric power.

              b.   DYNEGY MIDWEST GENERATION, INC.

         DMGI, an Illinois corporation and an indirect wholly-owned subsidiary of Dynegy, owns and operates eight fossil-fueled generating facilities, with an aggregate generating capacity of approximately 3,812 MW, located entirely within Illinois Power's control area.(40) DMGI has received blanket Commission authorization to make wholesale sales of capacity and energy at market-based rates.(41) DMGI is also the seller under several power purchase agreements with Illinois Power.

         In particular, on October 1, 1999, Illinois Power and DMGI, then named Illinova Power Marketing, Inc. ("IPM"), entered into a power purchase agreement in connection with the sale of Illinois Power's generating assets to IPM (the "Original PPA"). On May 14, 2000, Illinois Power and DMGI entered into a Negotiated Tier 1 Memorandum, effective January 1, 2001, which, pursuant to the


---------

39   See Baltimore Gas & Elec. Co., Letter Order, Docket Nos. OA96-156-001,
et al. (Feb. 24, 1999).

40   These generating facilities were sold by Illinois Power to Illinova, which then contributed the facilities to its wholly-owned subsidiary DMGI (formerly named Illinova Power Marketing, Inc.) on October 1, 1999. See also Ill. Power Corp., 88 FERCP. 62,229 (1999) (approving sale).

41   Midwest Generation, Inc., Letter Order, Docket No. ER00-1895-000 (2000)
(DMGI was formerly named Illinova Power Marketing, Inc., which received Commission authorization to sell capacity and energy at market-based rates by Letter Order dated August 28, 1999, in Docket No. ER99-3208-000).

terms of the Original PPA, revised the core price and volume terms of the Original PPA (the "Negotiated Tier 1 Memorandum").(42) Most recently, on May 27, 2003, Illinois Power and DMGI entered into a "Negotiated Tier 2 Memorandum" pursuant to which DMGI sells Illinois Power 45 MW of energy, with an option for Illinois Power to purchase up to an additional 85 MW of energy (the "Negotiated Tier 2 Memorandum").(43)

         As part of the IP Sale, the Original PPA, Negotiated Tier 1 Memorandum, and Negotiated Tier 2 Memorandum (collectively, the "Current PPAs") will be terminated effective on the later of the date of closing of the IP Sale or December 31, 2004, unless closing occurs subsequent to December 31, 2004, and notice of termination is given under the Original PPA (which may be given by either party any time on or before March 30, 2004), in which case IP and DMGI or another Dynegy affiliate may enter into a replacement contract that would be effective as of January 1, 2005, and would terminate by its terms upon the closing of the IP Sale. In place of the Current PPAs, (or any replacement thereof), DYPM and Illinois Power will enter into: (i) a new power purchase agreement, based on the Original PPA, for up to 2,800 MW of capacity and associated energy, effective until December 31, 2006 (the "Base PPA"); and (ii) a "memorandum" power purchase agreement for 300 MW of capacity in 2005 and 150 MW of capacity in 2006 (the "Memorandum PPA"), also effective until December 31, 2006.(44) In the event the IP Sale closes prior to January 1, 2005, DMGI and


---------

42   Dynegy Midwest Generation, Inc., Letter Order, Docket No. ER01-136-001,
Jan. 22, 2001. The Negotiated Tier 1 Memorandum was designated Dynegy Midwest Generation, Inc., Rate Schedule FERC No. 2, Supplement No. 1, Original Sheets No. 45-52.

43   The Negotiated Tier 2 Memorandum had an initial term of six months, with subsequent evergreen renewals for three months each. Accordingly, DMGI considers this Negotiated Tier 2 Memorandum a short-term agreement and, thus, did not file it with the Commission.

44   DMGI and Illinois Power reserve their right under the Original PPA to issue a notice at any time on or before March 30, 2004 of their election not to renew that agreement. In such event, the Original PPA will terminate as of January 1, 2005, regardless of whether the IP Sale closes on or prior to that date. Illinois Power and DMGI or DYPM would then enter into a replacement PPA that, subject to the receipt of all necessary regulatory approvals, would apply from January 1, 2005 until the closing date of the IP Sale.

Illinois Power will amend the Original PPA with an "Interim PPA Rider" so that dispatch control of DMGI's generating units transfers to DMGI on closing. The Base PPA, Memorandum PPA, and Interim PPA Rider (collectively, the "New PPAs") are discussed further in the application under FPA Section 205 being filed concurrently with this Application.(45)

         Notably, under all three of the New PPAs, Illinois Power will not be able to control dispatch of the generating units owned by DMGI (and used to supply power under the Current PPAs) except as required by Illinois Power to ensure reliability. Accordingly, as discussed below and in the Prepared Direct Testimony of Mr. Rodney Frame, control of the DMGI units should be attributed to DMGI or DYPM, not Illinois Power, for any market power or market concentration analyses.
              c.   ILLINOVA CORPORATION.

         Illinova, an Illinois corporation and wholly-owned subsidiary of Dynegy, is an exempt holding company under PUHCA pursuant to 15 U.S.C. ss. 79c(a)(1). Illinova does not directly own, operate, or control any facilities used for the generation, transmission, or distribution of electric energy and power in interstate commerce. Illinova is the parent of Illinois Power and Illinova Generating.(46)


---------

45   The Stock Purchase Agreement also requires Illinois Power to initiate certain Requests for Proposals ("RFPs") in 2004 to replace Illinois Power's current 700 MW purchase of capacity from the Clinton nuclear generation facility, which expires at the end of 2004. This obligation to conduct an RFP is not contingent upon closing of the IP Sale, and Dynegy intends that Illinois Power will execute a contract with the winning bidder or bidders regardless of whether the IP Sale is consummated.

46   Illinova is also the parent of IGC/ERI PanAm Thermal Generating, an Exempt
Wholesale Generator. See Letter Order, 88 FERC P. 62,013 (1999).

              d.   ILLINOIS POWER COMPANY.

         Illinois Power, a direct wholly-owned subsidiary of Illinova, is an electric and natural gas public utility operating company that owns and operates electric transmission and distribution facilities and natural gas distribution facilities located in central and southern Illinois. Illinois Power provides retail electric service to approximately 600,000 customers and retail natural gas distribution service to approximately 415,000 customers located in northern, central and southern Illinois. Illinois Power's retail operations are subject to the jurisdiction of the ICC. Illinois Power also transmits electric energy at wholesale, subject to the Commission's jurisdiction, as well as for unbundled retail purposes.

         Illinois Power owns approximately 1,672 circuit miles of electric transmission lines, 17 transmission-only substations, six transmission substations with distribution facilities, 41 distribution substations with transmission facilities, and approximately 37,765 circuit miles of electric distribution lines. The only generating facilities owned by Illinois Power are three diesel generators with a combined net generating capacity of 5.25 MW, jointly owned by Illinois Power and State Farm Mutual Automobile Insurance Company ("State Farm"). Illinois Power controls additional generating assets only to the extent provided for in the Current PPAs. Illinois Power does not own or control any interstate natural gas transmission pipelines, although it does own 763 miles of Hinshawed gas transmission pipelines having diameters ranging from approximately two inches to 20 inches, which it operates on an open-access basis for non-residential customers.(47) Following consummation of the IP Sale, Illinois Power will continue to operate as a separate control area.


---------

47   In addition, Illinois Power owns approximately 7,670 miles of natural gas distribution lines.

     Illinois Power owns several subsidiaries, none of which, however, is involved in activities subject to the jurisdiction of the Commission.

              e.   ILLINOVA GENERATING COMPANY

     Illinova Generating, a direct wholly-owned subsidiary of Illinova, owns 20 percent of the outstanding shares of EEInc, described in Section II.A.1.f, above.

              f.   DYNEGY POWER MARKETING INC.

     DYPM, an indirect wholly-owned subsidiary of Dynegy, has received Commission authorization to sell capacity and energy at market-based rates.(48) Pursuant to an agreement between DYPM and DMGI, DYPM has the exclusive right to market all of the capacity and energy produced by the DMGI units not sold to Illinois Power under the Current PPAs.

     B.  DESCRIPTION OF THE TRANSACTIONS.

         1.   THE IP SALE.

     The IP Sale will be implemented in accordance with the "Stock Purchase Agreement among Ameren Corporation, Illinova Corporation, Illinova Generating Company, and Dynegy Inc." dated February 2, 2004, as subsequently amended by the "Amendment No. 1 to Stock Purchase Agreement" dated March 23, 2004 (as amended, the "Stock Purchase Agreement"). A copy of the Stock Purchase Agreement is attached hereto at Exhibit I. Pursuant to the Stock Purchase Agreement: (i) Illinova has agreed to sell, and Ameren has agreed to purchase, the IP Shares; and (ii) Illinova Generating has agreed to sell, and Ameren has agreed to purchase, through AER, the EEInc Shares.(49) A further description of the IP


---------

48   Dynegy Power Marketing, Inc., Letter Order, Docket No. ER99-4160-000 (1999)
(DYPM is successor to Electric Clearinghouse, Inc., which received Commission authorization to sell capacity and energy at market-based rates by Letter Order dated April 7, 1994 in Docket No. ER94-968-000).

49   Stock Purchase Agreement ss. 2.1.

Sale is provided in the Prepared Direct Testimony of Mr. Warner L. Baxter, Chief Financial Officer and Executive Vice President of Ameren, Appendix 2 hereto ("Baxter Testimony").

As explained by Mr. Baxter, in accordance with the Stock
Purchase Agreement, Ameren has agreed to pay Illinova $2.3 billion for the IP Shares and the EEInc Shares, subject to certain adjustments.(50) Included as exhibits to the Stock Purchase Agreement are certain ancillary agreements that will be executed upon or immediately after closing of the IP Sale, namely: (i) a Generation Agreement (Exhibit B);(51) (ii) two Generation Indemnification Termination Agreements (Exhibits C-1 and C-2); (iii) three power purchase agreements (Exhibits D, H, and I) (the "New PPAs" noted above in Section II.A.2.b); (iv) a Black Start Service Agreement (Exhibit F); and (v) an Escrow Agreement (Exhibit G).(52) The New PPAs and the Black Start Service Agreement are being submitted to the Commission under FPA Section 205 concurrently with the present Application.

     As noted above, the Base PPA and Memorandum PPA provide for the delivery of power from DYPM to Illinois Power from the later of the date of closing of the IP Sale or January 1, 2005, through December 31, 2006. In the event the IP Sale


---------

50   Id. ss. 2.2.

51   At the time of the execution of the Stock Purchase Agreement, the
Generation Agreement was not yet complete and required, among other things, the mutual development of schedules by the parties specifying the assets to be transferred. At the present time, the Generation Agreement is close to being finalized and the Applicants expect that it will be filed with the Commission in the next several weeks in a separate filing under FPA Section 203.

     The details of the Generation Agreement, however, are not relevant to the present Application. Contrary to the name of the agreement, the Generation Agreement does not provide for the transfer of any assets capable of generating electric power, nor do the Applicants contemplate including such assets in the schedules yet to be finalized. Rather, the Generation Agreement provides for the transfer of certain facilities incidental to generation - such as relays, busses, switches, and the like, as well as personal property - between Illinois Power and DMGI. Accordingly, insofar as the Generation Agreement does not involve the transfer of any generation capability, Applicants submit that its terms have no bearing on the Commission's review of the IP Sale as "consistent with the public interest".

52   Id. ss. 5.21(d). The Memorandum PPA is defined as an "Ancillary Agreement"
under the Stock Purchase Agreement. In addition, an Easement and Facilities Agreement will be executed upon or immediately after closing of the IP Sale. A term sheet for the Easement and Facilities Agreement is Exhibit E to the Stock Purchase Agreement.

closes prior to January 1, 2005: (i) Illinois Power will continue to acquire energy, capacity, and ancillary services from DMGI in accordance with the Original PPA, Negotiated Tier 1 Memorandum, and Negotiated Tier 2 Memorandum currently in effect between Illinois Power and DMGI, and (ii) Illinois Power and DMGI will enter into the Interim PPA Rider to transfer dispatch control of DMGI's generating units from Illinois Power to DMGI.(53)

     The Applicants request that the Commission grant all authorizations necessary to permit the closing of the series of transactions described in the Stock Purchase Agreement, notwithstanding the fact that only certain of the actions contemplated by the Stock Purchase Agreement are subject to the Commission's jurisdiction under Part II of the FPA. For the sake of convenience, the Applicants are the same parties as the signatories to the Stock Purchase Agreement, with the addition of Illinois Power. By serving as a party to this Application, no applicant concedes that it is a "public utility" subject to the Commission's jurisdiction by virtue of the actions contemplated by the Stock Purchase Agreement or otherwise.

         2.   THE MISO TRANSFER.

         Ameren is committed to the Ameren Operating Companies joining the Midwest ISO. Further, Dynegy is committed to Illinois Power joining the Midwest ISO between: (i) the time the Commission issues an order approving the IP Sale and the MISO Transfer, and accepting for filing the agreements being submitted under FPA Section 205, without any conditions that are unacceptable to Applicants, and (ii) the date of closing of the IP Sale. Applicants commit that


---------

53   In the Interim PPA Rider, Illinois Power and DMGI commit to developing and implementing protocols and procedures for communication of information and other operational matters as may be needed to facilitate the dispatch of DMGI's units.

the IP Sale will not close until and unless Illinois Power first becomes a transmission-owning member of the Midwest ISO.

         In accordance with these commitments, Applicants herein seek all Commission authorizations necessary for Illinois Power to effectuate such a transfer of functional control over its jurisdictional transmission facilities to the Midwest ISO.54 Enclosed as Appendix 3 to this Application is the Prepared Direct Testimony of Mr. David A. Whiteley, Ameren's Senior Vice President, Energy Delivery, explaining how Illinois Power joining the Midwest ISO is consistent with the public interest.

              a.   BACKGROUND.

         On September 16, 1998, the Commission approved the Midwest ISO's application as an Independent Transmission System Operator and approved the transfer of functional control to the Midwest ISO of nine utilities' jurisdictional assets.55 On December 20, 2001, the Commission approved the Midwest ISO as the first Regional Transmission Organization ("RTO").56 On February 1, 2002, the Midwest ISO began functioning as an RTO, and its current membership includes approximately 27 transmission owners, four Independent Transmission Companies, 46 non-transmission-owning members, and one coordinating company. As noted above, the Ameren Operating Companies have all either become members of the Midwest ISO or are presently seeking to become members.


---------

54   Applicants believe that, pursuant to Atlantic City Electric Co., no prior
Commission authorization is necessary for Illinois Power to join the Midwest ISO as a transmission owner or otherwise to divest control over its jurisdictional transmission facilities to the Midwest ISO. 295 F.3d 1. Nonetheless, because the Midwest ISO tariff requires such an application, Applicants are requesting Commission prior approval under FPA Section 203 for the MISO Transfer. See Midwest ISO Tariff ss. 1.62; Midwest ISO Owners Agreement, App. G, Recital A, Original Sheet No. 203.

55   Midwest ISO, 84 FERCP.  61,321.

56   Midwest Indep. Transmission Sys. Operator, Inc., 97 FERC P. 61,326 (2001),
reh'g denied, 103 FERC P. 61,169 (2003).

              b.   PRESENT REQUEST.

     Applicants seek for Illinois Power to become a member of the Midwest ISO as it will benefit the Ameren Operating Companies, Illinois Power, and the Midwest ISO and its members, as described herein. Illinois Power commits to become a member of the Midwest ISO within a reasonable time after the issuance of a Commission order approving the IP Sale and the MISO Transfer, and accepting for filing the agreements being submitted under FPA Section 205, without conditions that are unacceptable to Applicants, but in any event prior to the closing of the IP Sale. Upon consummation of the MISO Transfer, all access to and use of Illinois Power's transmission facilities identified in Appendix 4 hereto will be functionally controlled and managed by the Midwest ISO.(57) As explained in Part III.B, below, such transfer of functional control is consistent with the public interest and should be approved.

III. THE IP SALE AND THE MISO TRANSFER ARE CONSISTENT WITH THE PUBLIC INTEREST.

         Under FPA Section 203, the Commission will approve a proposed transaction if it determines that the transaction is "consistent with the public interest".(58) The Commission applies a three-part test set forth in the Merger Policy Statement(59) and in Order No. 642(60) to determine whether a proposed transaction is consistent with the public interest under FPA Section 203. Specifically, the Commission examines the effect of a proposed transaction on:
(1) competition, (2) rates, and (3) regulation. As demonstrated in this


---------

57   Appendix 4 identifies Illinois Power facilities for which functional control will be transferred to the Midwest ISO. As a general matter, these facilities consist of transmission lines operating at a rating of 100kV and above, and related facilities.

58   16 U.S.C. ss. 824b(a).

59   Merger Policy Statement, FERC Stats. & Regs. P. 31,044 at 30,111.

60   Order No. 642, FERC Stats. & Regs. P. 31,111 at 31,874-78; 18 C.F.R.
ss.33.2(g). See also, e.g., Orion Power Holdings, Inc., 98 FERC P. 61,136
(2002); DTE Energy Co., 97 FERC P. 61,330 (2001); The AES Corp., 94 FERC
P. 61,240 (2001); New Energy Ventures, Inc., 88 FERCP. 62,067 (1999).

Application and supporting materials, the IP Sale and the MISO Transfer will have no adverse effect in any of these areas. Accordingly, the IP Sale and the MISO Transfer are consistent with the public interest and should be approved.

     A.  THE IP SALE IS CONSISTENT WITH THE PUBLIC INTEREST.

         1.   THE IP SALE WILL HAVE NO ADVERSE EFFECT ON COMPETITION.

     In Order No. 642, the Commission stated that its objective in analyzing a proposed transaction's effect on competition is to determine whether such disposition "will result in higher prices or reduced output in electricity markets."(61) The Commission has ruled that higher prices and reduced output in electricity markets may occur if FPA Section 203 applicants are able to exercise market power, either alone or in coordination with other firms.(62) As detailed in the Prepared Direct Testimony of Mr. Rodney Frame, Appendix 5 hereto ("Frame Testimony") and demonstrated below, the IP Sale will have no adverse impact on competition and, accordingly, should be approved.

              a. THE IP SALE WILL HAVE NO ADVERSE EFFECT ON HORIZONTAL COMPETITION.

     In his testimony, Mr. Frame analyzes the impact of the IP Sale on horizontal competition, as described below.

                   i.  LONG-TERM AND SHORT-TERM CAPACITY.

     Mr. Frame first analyzes the impact of the IP Sale on long-term capacity (capacity sales of one year or longer) and short-term capacity (capacity sales of up to one year). Mr. Frame concludes that the IP Sale will have no adverse effect on either of these measures of capacity.


----------

61   Order No. 642, FERC Stats. & Regs. P. 31,111 at 31,879.

62   Id.

     The Commission has held that market power concerns are not present in long-term capacity markets unless market participants possess the ability to create barriers to entry of new competitors in the market. Mr. Frame explains that there already are no such barriers involved here, given the significant amount of new generation expected to commence operations in the region in the 2004 to 2006 period. Mr. Frame also examines Ameren's ability to control key inputs to electricity generation, and concludes that Ameren will have no such ability. With respect to short-term capacity, Mr. Frame analyzes the impact that the IP Sale will have on uncommitted capacity that would be available to make short-term sales. He concludes that the transaction will reduce the concentration of uncommitted capacity available for sales into the short-term capacity market.

                   ii.  ECONOMIC CAPACITY AND AVAILABLE ECONOMIC CAPACITY.

     In the Merger Policy Statement, the Commission adopted a "delivered price test" as a screen in order to measure the effect of a proposed transaction on the ability of entities to exercise market power in generation with respect to two measures of capacity - Economic Capacity and Available Economic Capacity.(63) Appendix A of the Merger Policy Statement details the analytic methodology that merger applicants must follow in their applications and that the Commission will use in screening the competitive impact of mergers (the "Competitive Analysis Screen").(64) In Order No. 642, issued four years later, the Commission established revised filing requirements for FPA Section 203 applications.(65) In doing so, the Commission affirmed use of the Competitive Analysis Screen set forth in the Merger Policy Statement.(66) As explained in


---------

63   Merger Policy Statement, FERC Stats. & Regs. P. 31,044 at 30,130-32.

64   Id. at 30,128-37.

65   Order No. 642, FERC Stats. & Regs. P. 31,111 at 31,871-72.

66   Id. at 31,872.

the Frame Testimony, Mr. Frame conducted a Competitive Analysis Screen with regards to the IP Sale and has concluded that the IP Sale will have no adverse effect on horizontal competition in generation for Economic Capacity or Available Economic Capacity.(67)

     As required under a Competitive Analysis Screen, Mr. Frame examined the ability of the Applicants, following the IP Sale, to deliver both Economic Capacity and Available Economic Capacity from generating resources to a variety of "destination" markets under three different scenarios: (i) between closing of the IP Sale and the end of 2005 (Mr. Frame's "Pre-2006" analysis); (ii) after the end of 2005 (Mr. Frame's "Post-2005" analysis); and (iii) for a combined EEInc-Tennessee Valley Authority ("TVA") destination market following closing of the IP Sale (Mr. Frame's "USEC Load" analysis). These three approaches were designed by Mr. Frame to take into account changes in the disposition of the output from EEInc, changes in responsibility for serving Illinois Power's retail load, and the unique characteristics of the EEInc control area.

     As explained by Mr. Frame, the determination of whether a proposed transaction raises horizontal competitive concerns in generation under the Competitive Analysis Screen is measured initially by the impact that the proposed transaction has on the relevant Herfindahl-Hirschmann Index ("HHI") for generation.(68) In particular, a proposed transaction will raise concerns if:
(i) the post-transaction HHI for Economic Capacity or Available Economic Capacity is greater than 1800 and the transaction raises the HHI by 50 or more points; or (ii) if the post-transaction HHI is between 1000 and 1800 and the transaction


---------

67   Mr. Frame defines: (i) Economic Capacity as all generation capacity located within the destination market being examined, or that can be delivered there after accounting for transmission prices, losses and limits, at a delivered price that is no more than 1.05 times the competitive price in the market; and
(ii) Available Economic Capacity as equal to Economic Capacity less that required to meet firm retail and pre-existing wholesale load commitments.

68   Frame Testimony at 10-11.

raises the HHI 100 or more points.(69) Increases in HHIs above these threshold levels are referred to as "screen violations". In the absence of any screen violations, a proposed transaction is not considered to raise horizontal market concerns for generation. If screen violations are found, further analysis of the reasons for such violations is required in order to determine whether a competitive problem exists.

     As explained in the Frame Testimony, Mr. Frame's Pre-2006 and Post-2005 analyses examine transaction-induced changes in concentration in six individual control area destination markets: AmerenUE/AmerenCIPS, AmerenCILCO, Illinois Power, Commonwealth Edison Company ("ComEd"), City of Springfield IL Water Light and Power Department ("CWLP"), and the Southern Illinois Power Cooperative ("SIPCO"). As explained by Mr. Frame, these are the control areas where competitive problems most likely would occur. For each of these six control area destination markets, Mr. Frame uses both Economic Capacity measures and Available Economic Capacity measures to assess changes in market concentration during three seasons (summer, winter and spring/fall) and five load levels in each season. Overall, Mr. Frame finds that "the transaction will not have an adverse effect on competition to supply long-term capacity" and that "the effect of the proposed transaction on short-term capacity markets is pro-competitive."(70)

     Mr. Frame identifies, however, certain minor violations of the Appendix A screen for Economic Capacity in his Post-2005 analysis for the destination market of the combined AmerenUE/AmerenCIPS control area. As explained by Mr. Frame, under this analysis, the HHI changes during 2006 for the AmerenUE/AmerenCIPS control area as a result of the IP Sale are all between 50


---------

69   See, e.g., Ameren Services Co., 101 FERC P. 61,202 at P 30 n.15 (2002);
CP&L Holdings, Inc., 92 FERC P. 61,023 at 61,053 n.14 (2000), reh'g denied, 94
FERC P. 61,096 (2001); IES Utilities, Inc., 78 FERC P. 61,023 at 61,093 n.12,
order affirming in part and denying in part, Opinion No. 419, 81 FERC P. 61,187
(1997), reh'g denied, 82 FERC P. 61,089 (1998).

70   Frame Affidavit at 5.

and 100 points. Under the DOJ/FTC merger guidelines, these increases in HHIs are considered screen violations (since the post-merger HHI is greater than 1800 and the pre- to post-merger change in HHI is greater than 50 points). According to Mr. Frame, these screen violations are entirely due to the combined facts that:
(i) under one view of the IP Sale, Ameren will be acquiring the equivalent of 218 MW of generating capacity as a result of AER's acquisition of the EEI Shares, and (ii) the existing agreement for the sale of this amount of capacity to Illinois Power will expire at the end of 2005.(71) Mr. Frame concludes, however, these minor screen violations can be remedied through Ameren committing to sell, under certain conditions, up to 125 MW of capacity from EEInc's coal-fired Joppa station (the "Joppa Station"),(72) in the manner discussed in the Prepared Direct Testimony of Mr. Craig D. Nelson, Vice President - Corporate Planning of Ameren Services Company ("Nelson Testimony"), Exhibit 6 hereto.

     As described by Mr. Nelson, Ameren commits, if the IP Sale is consummated, to AEM selling 125 MW of capacity and, when the Joppa Station is operating at full capacity, 125 MW of energy. If the Joppa Station is operating, but at levels below its full output (due to curtailments or otherwise) the first 125 MW of output from the 203 MW share that Ameren will acquire under the proposed transaction would be subject to the mitigation sale.(73) In other words, there would have to be a curtailment of 78 MW of the 203 MW share being acquired by Ameren before there would be any reduction in the amount of power sold under the mitigation sale. Because curtailments in the output of Joppa are shared prorated among its owners, the amount of the output under the mitigation sale would not


---------

71   Id. at 12-14.

72   Id. at 64.

73   For the most part, this issue of "prioritizing" or "queuing" the energy from the Joppa Station is immaterial as the Joppa Station is generally either running at or very close to full output levels, or is not running at all.

be affected by any curtailments at Joppa unless the total output at the six unit, 1,014 MW station fell below 61.6 percent (624 MW).(74) This capacity and associated energy is referred to herein as the "Divested Joppa Power".

     Subject to closing of the IP Sale, the sales of Divested Joppa Power will begin January 1, 2006, the start of the time period in which Mr. Frame projects there could be limited screen violations, and end at the earliest of: (i) the date that Ameren or its subsidiaries install sufficient transmission system upgrades to alleviate the screen violations identified by Mr. Frame; (ii) the date that Ameren demonstrates to the satisfaction of the Commission that it should no longer be subject to such sales conditions on EEInc capacity and energy; or (iii) April 30, 2009.

     In addition, because Mr. Frame's identified screen violations are projected to occur only as a result of sales into the AmerenUE/AmerenCIPS control area, Ameren commits that AEM will sell the Divested Joppa Power either:

     (i) as a seller which is selected through a competitive bidding process initiated by a buyer(s) (other than AmerenUE and/or AmerenCIPS) to meet such buyer(s)' load and/or supply needs;

     (ii) to one or more buyers other than AmerenCIPS or AmerenUE, as a result of a competitive bid process initiated by AEM to sell the Divested Joppa Power on the market to the highest bidder; or

     (iii) to one or more buyers through a combination of the two processes.

     Further, as described by Mr. Nelson, Ameren will seek to ensure that the only owner of EEInc (following consummation of the IP Sale) not affiliated with Ameren - KU - is able to receive up to 20 percent of the EEInc output, if it wishes to receive that much. In particular, so as to prevent any ability of


---------

74   These figures are derived as follows: 125/203=0.616, and 0.616 x 1,014
MW=624 MW.

Ameren, following closing of the IP Sale, to "freeze out" KU from receiving the 20 percent of the EEInc capacity and output to which it is presently entitled, Ameren commits to: (i) direct its representative members of the EEInc Board of Directors to take no action which would result in decisions to restrict KU's ability to receive up to 20 percent of the capacity and output of the generating facilities owned by EEInc (if KU desires to receive such capacity and output); and (ii) direct AER and AmerenUE (the Ameren subsidiaries that are EEInc shareholders) to undertake no action at shareholder votes that would restrict KU's ability to receive up to 20 percent of the capacity and output of the generating facilities owned by EEInc (if KU desires to receive such capacity and output).(75)

              b.   THE IP SALE WILL HAVE NO ADVERSE EFFECT ON VERTICAL
                   COMPETITION.

     In Order No. 642, the Commission set forth guidelines to be used in determining whether a proposed merger will have an adverse effect on vertical competition.(76) The Commission's concern with regard to vertical market power generally arises in circumstances, not present here, in which the combined entity may restrict potential downstream competitors' access to upstream supply markets or increase potential competitors' costs. As explained by Mr. Frame, the transmission facilities owned by both Ameren and Illinois Power are subject to Commission-approved OATTs which "alleviate most concerns that those transmission systems would be used in anti-competitive fashion."(77) Further, and perhaps


---------

75   Currently, Ameren subsidiaries hold a 60 percent interest in EEInc, which entitles them to, among other things, vote 60 percent of the outstanding shares in shareholder votes and, for all intents and purposes, to elect a majority of the members of the EEInc Board of Directors. The EEInc Bylaws currently provide for the allocation of capacity and energy from the generation facilities owned by EEInc in proportion to the owners' ownership shares. This provision, however, may be changed by a 75 percent vote of the outstanding shares. Upon consummation of the IP Sale, Ameren subsidiaries will hold 80 percent of the voting shares of EEInc.

76   Order No. 642, FERC Stats. & Regs. P. 31,111 at 31,904-07.

77   Frame Testimony at 14.

more importantly, the Ameren Operating Companies and Illinois Power are, or shortly will be, members of the Midwest ISO. As stated by Mr. Frame, these current and pending "Midwest ISO memberships should alleviate any residual concern about preferential transmission access."(78)

     A vertical merger also could adversely affect electric competition if it, for example, provided the merged firm with the ability and the incentive to restrict, or to raise the price of, delivered gas to generating facilities that compete in the same markets as generation that is owned or controlled by the merged firm.(79) The IP Sale, however, is materially different from prior convergence mergers in which the Commission found such potential vertical market power concerns as a result of the combination of a large electric generator with ownership in a significant gas pipeline system.(80) Here, neither the Ameren Operating Companies nor Illinois Power owns any interstate natural gas transportation assets, and while Ameren subsidiaries hold contractual rights to some transportation capacity on unaffiliated interstate natural gas pipelines, such contracts do not provide the degree of control necessary to trigger vertical market power concerns.(81)

     Similarly, the ownership by the Ameren Operating Companies and Illinois Power of natural gas distribution pipeline facilities does not represent a degree of control or access to the types of facilities that could give rise to a vertical concern. In particular, as noted by Mr. Frame, the open access to these


---------

78   Id.

79   See, e.g., Ameren Services Co., 101 FERC P. 61,202 at 61,844-45 (2002);
Cleveland Elec. Illuminating Co., 100 FERC P. 61,024 at 61,058 (2002); Northwest Natural Gas Co., 98 FERC P. 61,134 at 61,388 (2002).

80   See, e.g., Dominion Res., Inc. and Consol. Natural Gas Co., 89 FERC
P. 61,162 (1999); San Diego Gas & Elec. Co. and Enova Energy, Inc., 79 FERC P. 61,372 (1997), reh'g denied, 83 FERC P. 61,199, reh'g denied, 85 FERC P. 61,037
(1998).

81   See, e.g., Long Island Lighting Co., 80 FERC P. 61,035 (1997), reh'g
denied, 82 FERC P. 61,216 (1998) (finding that an LDC, absent other mitigating factors, could use upstream market power, such as through control of gas transmission lines, to disadvantage rival gas-fired generators).

pipeline facilities for non-residential customers should mitigate any market power concerns raised by the IP Sale.(82) Further, the present application is readily distinguishable from Oklahoma Gas and Electric Company ("OG&E"),(83) in which the Commission found that the Oklahoma Gas & Electric Company's ("OG&E") OATT may not fully mitigate the increase in its vertical market power resulting from the acquisition of 400 MW of generation capacity.(84) For one, unlike the situation in OG&E, which involved the purchase of a merchant generation facility by a traditional franchised utility, Illinois Power has, directly or indirectly, owned its interest in EEInc for several years. The IP Sale merely allows the ownership interest in EEInc to be transferred along with Illinois Power - the longstanding owner of that interest - to Ameren.

     More importantly, a central ground for the Commission's determination in OG&E that there was a potential vertical market power issue was that OG&E was not a member of an RTO. The Commission therefore concluded that the tariff under which OG&E operated provided the opportunity and incentive for OG&E to "use its control of transmission facilities to disadvantage its competitors in wholesale power markets."(85) In the present case, however, all of the Ameren Operating Companies have either become members or are seeking to become members of the Midwest ISO, a Commission-certified RTO, and Illinois Power is seeking authorization to join the Midwest ISO as part of this Application. Thus, upon consummation of the IP Sale, it will be impossible for the Ameren Operating Companies or Illinois Power to use their transmission facilities to disadvantage their competitors in wholesale power markets.


---------

82   Frame Testimony at 15.

83   105 FERC P. 61,297 (2003), reh'g pending.

84   Id. at P 35.

85   Id. at P 30.

         2.   THE IP SALE WILL HAVE NO ADVERSE EFFECT ON RATES.

     Under Order No. 642, the Commission must determine whether a proposed transaction will have any adverse impact on the rates charged to wholesale power and transmission customers.(86) As discussed herein, no such adverse impact will result from the IP Sale.(87)

              a.   EFFECT ON WHOLESALE SALES RATES.

     The IP Sale will have no adverse effect on wholesale sales rates. Ameren's public utility subsidiaries provide service pursuant to various wholesale sales agreements to customers in Illinois and Missouri, as detailed on Exhibit F hereto.(88) While the specific terms of each relevant contract vary, in each instance the rates charged are market-based rates negotiated pursuant to the market-based rate authority of the respective Ameren subsidiary. These contract rates are not affected by the seller's cost of service and, thus, will not be affected by the IP Sale.(89) Illinois Power does not provide traditional requirements service to any wholesale customers and does not have any wholesale power contracts with fuel adjustment clauses.

              b.   EFFECT ON FERC-JURISDICTIONAL TRANSMISSION RATES.

     The IP Sale will have no adverse effect on the Ameren Operating Companies' or Illinois Power's existing FERC-jurisdictional transmission service rates. As described above, AmerenCILCO is a member of the Midwest ISO, which functionally


---------

86   Order No. 642, FERC Stats. & Regs.P. 31,111 at 31,914-15; Merger Policy
Statement, FERC Stats. & Regs. P. 31,044  at 30,123.

87   Although the Commission's review of mergers and other jurisdictional transactions generally does not include an analysis of retail rate impacts, the IP Sale will have no adverse effect on retail rates in Illinois, which are the subject of a rate freeze that will remain in effect through December 31, 2006. Accordingly, retail customers in Illinois will be insulated fully from any rate impact attributable to the Transaction. Further, AmerenUE's retail customers in Missouri will be insulated due to a rate moratorium in existence which will continue through June 30, 2006.

88   Exhibit F contains a brief description of every wholesale sales and interstate transmission contract under which one of the Ameren utility subsidiaries or Illinois Power provides service. Applicants have derived this list utilizing quarterly and annual reports submitted to the Commission by the utilities.

89   See, e.g., Destec Energy, Inc. & NGC Corp., 79 FERC P. 61,373 at 62,574-75
(1997).

controls AmerenCILCO's interstate transmission facilities pursuant to the Midwest ISO tariff. Further, the remaining Ameren Operating Companies, AmerenUE and AmerenCIPS, have received conditional authorization from this Commission and the Missouri Public Service Commission to join the Midwest ISO through GridAmerica.(90) Ameren expects that AmerenUE and AmerenCIPS will join the Midwest ISO by May 1 of this year (provided the Commission unconditionally approves the Service Agreement currently pending before it in Docket No. ER04-571-000). In addition, Illinois Power is seeking to join the Midwest ISO as a transmission owner, and will become a member of the Midwest ISO within a reasonable time after issuance of a Commission order approving the IP Sale and the MISO Transfer, and accepting for filing the agreements being submitted under FPA Section 205, without conditions that are unacceptable to Applicants, but in any event prior to the closing of the IP Sale. As a result, all interstate transmission service provided by the Ameren Operating Companies and Illinois Power will be taken under the Midwest ISO tariff.

     Ameren commits to hold transmission customers harmless from any increase in FERC-jurisdictional transmission rates that result from costs related to the IP Sale (e.g., acquisition premium, transaction costs) for a period of five years to the extent that such costs exceed savings related to the IP Sale.(91) This hold harmless commitment, however, is not a rate freeze and would not preclude changes in transmission rates attributable to non-IP Sale costs, such as regional transmission organization ("RTO") compliance (including but not limited to utilizing Attachment O of the Midwest ISO OATT), or RTO rate incentives.(92)


---------

90   See In re: Application of Union Elec. Co., Mo. Pub. Svc. Comm'n, "Order
Approving Stipulation and Agreement", Case No. EO-2003-0271, Feb, 26, 2004; Ameren Services Co., 103 FERC P. 61,178 (2003) (discussing GridAmerica's integration into the Midwest ISO).

91   See Merger Policy Statement at 30,124.  See also Bangor Hydro-Elec. Co., 94
FERC P. 61,049 at 61,242 (2001); UtiliCorp United Inc., 92 FERC P. 61,067 at 61,234-36 (2000); Consolidated Edison, Inc., 91 FERC P. 61,225 at 61,822, 61,825
(2000).

92   See Proposed Pricing Policy for Efficient Operation and Expansion of
Transmission Grid, Proposed Policy Statement, 102 FERC P. 61,032 (2003).

Under these circumstances, the rates paid by Illinois Power's interstate transmission customers will not be adversely affected by the IP Sale.

         3.   THE IP SALE WILL HAVE NO ADVERSE EFFECT ON REGULATION.

     Pursuant to Order No. 642, the Commission requires applicants to evaluate the effect of a merger or other proposed transaction on regulation both at a federal and state level. The Commission has indicated that it may set an FPA
Section 203 application for hearing if the: (i) merged entity would be part of a registered holding company and the applicants do not commit to abide by the Commission's policies on the pricing of non-power goods and services between affiliates; or (ii) the affected state commission does not have authority to act on the proposed transaction.(93) Neither of these concerns is raised by the IP Sale, which will have no adverse impact on regulation.

     The IP Sale will not result in the formation of a new holding company subject to registration under PUHCA. As noted above, Ameren is already a registered holding company under PUHCA. As the IP Sale pertains to federal regulation, the Ameren Operating Companies will each remain a "public utility," as such term is defined under FPA Section 201(e), and will continue to be subject to the Commission's jurisdiction under Part II of the FPA. Further, the Ameren Operating Companies and Illinois Power commit to follow the Commission's policies on the pricing of non-power goods and services between affiliates.(94) Accordingly, the IP Sale will have no adverse effect on federal regulation.


---------

93   Order No. 642, FERC Stats. & Regs. P. 31,111 at 31,914-15.

94   See Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir. 1992).  See also, e.g.,
Ameren Services Co., 101 FERC P. 62,202 at P 64 (2002); Niagara Mohawk Holdings, Inc., 95 FERC P. 61,381 at 62,414, reh'g denied, 96 FERC P. 61,144 (2001).
Consistent with Commission practice, Ameren, its subsidiaries, and Illinois Power have treated each other as affiliates since December 5, 2003, the date that Dynegy and Ameren announced that they were in exclusive discussions concerning the sale of Illinois Power. Dynegy Inc., Form 8-K, Item No. 5, Dec. 8, 2003. See, e.g., Delmarva Power & Light Co., 76 FERC P. 61,331, 62,583
(1996), order on reh'g, 80 FERC P. 61,330 (1997) (citing Cenergy, Inc., 74 FERC
P. 61,281 at 61,900 (1996)).

     Order No. 642 also reflects the Commission's concern that state regulators should not be divested of authority to act on mergers of traditional, vertically-integrated utilities with captive retail (as well as wholesale) customers.(95) This concern is not applicable to the instant case because the ICC must review and approve the IP Sale as a condition to closing. Ameren and Illinois Power will be submitting such an application to the ICC, and the receipt of such approval is a condition to closing of the IP Sale. Furthermore, upon consummation of the IP Sale, Illinois Power will continue to be subject to the ICC's jurisdiction with respect to retail gas and electric rates. Accordingly, the IP Sale will have no adverse effect on state regulation.(96)

     B.  THE MISO TRANSFER IS CONSISTENT WITH THE PUBLIC INTEREST.

     The Commission has held on several occasions that the transfer by transmission-owning entities of functional control of their transmission facilities to the Midwest ISO is consistent with the public interest. Indeed, to date, the Commission has routinely granted requests under FPA Section 203 for transmission-owning electric utilities to join the Midwest ISO as transmission owners.(97) Applicants respectfully submit, however, that, pursuant to Atlantic City Electric Co.,(98) no prior Commission authorization under FPA Section 203


---------

95   Order No. 642, FERC Stats. & Regs. P. 31,111 at 31,914-15.

96   See Madison Gas and Elec. Co., 106 FERC P. 61,098, P 20 (2004); Texas-New
Mexico Power Co., Southern New Mexico Elec. Co., 105 FERC P. 61,028, P 22
(2003); Ameren Energy Generating Co., Union Elec. Co., d/b/a AmerenUE, 103 FERC
P. 61,128, P 60 (2003).

97   See, e.g., Trans-Elect, Inc., 98 FERC P. 61,142 (2002); Indianapolis Power
& Light, 97 FERC P. 62,235 (2001); UtiliCorp United, Inc., 97 FERC P. 62,231
(2001) (UtiliCorp United has been renamed Aquila, Inc.); American Transmission Co., L.L.C., 97 FERC P. 62,182 (2001); Alliant Energy Corporate Services, Inc., 90 FERC P. 61,344 (2000); Montana-Dakota Utilities Co., 98 FERC P. 62,049
(2002); Minnesota Power, Inc., 96 FERC P. 61,153 (2001); Cent. Ill. Light Co., 86 FERC P. 62,233 (1999); Midwest ISO, 84 FERC P. 61,231 (approving applications pertaining to Cincinnati Gas & Electric Co., PSI Energy, Inc., Union Electric Co., Louisville Gas & Electric Co., and Kentucky Utilities Co.).

98   295 F.3d 1.

is necessary for Illinois Power to join the Midwest ISO as a transmission owner or otherwise to transfer functional control of its jurisdictional transmission facilities to the Midwest ISO. Nonetheless, because the Midwest ISO tariff requires such an application, Applicants are requesting the Commission's prior approval under FPA Section 203 for the MISO Transfer.(99)

     The present request of the Applicants is fundamentally no different from the requests of these other transmission-owning electric utilities. Applicants thus believe it is unnecessary to set forth in detail the justifications for their request and respectfully request waiver of any of the Commission's filing requirements not satisfied in this Application. Nonetheless, out of an abundance of caution, Applicants explain below how the proposed transfer of functional control over Illinois Power's transmission assets to the Midwest ISO will have no adverse effect on competition, rates, or regulation.

         1.   THE MISO TRANSFER WILL HAVE NO ADVERSE EFFECT ON COMPETITION.

     The MISO Transfer will have no adverse effect on competition and does not present any competitive concerns. To the contrary, as explained by Mr. Whiteley, the MISO Transfer will promote competition by filling in one of the more substantial "holes" in the Midwest ISO's current geographic footprint.

     A Competitive Analysis Screen concerning the MISO Transfer is unnecessary as the transfer will only involve the change in functional control of transmission facilities and, in particular, will not involve any change in control over generating resources or the rights to the output of generating resources. Further, the MISO Transfer does not raise any competitive concerns with regards to the control of transmission facilities as the transfer will


---------

99   See Midwest ISO Tariff ss. 1.62; Midwest ISO Owners Agreement, Appx. G,
Recital A, Original Sheet No. 203.

result in the transfer of functional control to the Midwest ISO - an entity created for the purpose of managing access to transmission facilities in a fair, open, and non-discriminatory manner.

     Further, the MISO Transfer will substantially expand the operational scope of the Midwest ISO, both in terms of geography and the number of customers served. Illinois Power's transmission lines cover an area of approximately 15,000 square miles and are used to serve ten wholesale end-use loads and approximately 600,000 retail customers located in Illinois Power's service territory. This expansion of the Midwest ISO's scope will benefit sellers and buyers of energy by reducing, through economies of scope and scale, the costs of delivering power and by affording customers a greater number of generating resources that can be accessed through non-pancaked transmission service. Following consummation of the IP Sale, Illinois Power will continue to operate as a separate control area.

         2.   THE MISO TRANSFER WILL HAVE NO ADVERSE EFFECT ON RATES.

         The MISO Transfer will also have no adverse effect on rates. Indeed, the transfer will reduce rate pancaking by bringing under the umbrella of the Midwest ISO tariff transmission service that otherwise would be provided under Illinois Power's own OATT.

         3.   THE MISO TRANSFER WILL HAVE NO ADVERSE EFFECT ON REGULATION.

     Pursuant to Order No. 642, the Commission has indicated that it may set a
Section 203 application for hearing if the: (i) merged entity would be part of a registered holding company and the applicants do not commit to abide by the Commission's policies on the pricing of non-power goods and services between affiliates; or (ii) the affected state commission does not have authority to act on the proposed transaction.(100) Neither of these concerns is raised by the MISO Transfer, which will have no adverse impact on regulation.


---------

100  Order No. 642, FERC Stats. & Regs. P. 31,111 at 31,914-15.

     The MISO Transfer will not result in the formation of a new holding company subject to registration under PUHCA. As the MISO Transfer pertains to federal regulation, Illinois Power and the Ameren Operating Companies will each remain a "public utility," as such term is defined under FPA Section 201(e), and will continue to be subject to the Commission's jurisdiction under Part II of the FPA. Accordingly, the MISO Transfer will have no adverse effect on federal regulation.

         C. LAWSUIT BROUGHT BY TRANS-ELECT, INC. AGAINST ILLINOIS POWER COMPANY SHOULD NOT AFFECT THE COMMISSION'S DETERMINATION.

     On October 22, 2003, Trans-Elect, Inc. and Illinois Electric Transmission Company, LLC (collectively, "Trans-Elect") initiated litigation against Illinois Power in the U.S. District Court of the Northern District of Illinois, alleging breach of an asset purchase agreement between Illinois Power and Trans-Elect.(101) The agreement contemplated the sale of Illinois Power's transmission assets to Trans-Elect, subject to, inter alia, various regulatory approvals. Because certain such approvals were not granted, Illinois Power terminated the asset purchase agreement on July 8, 2003, in accordance with its terms. In the lawsuit, Trans-Elect seeks damages for Illinois Power's alleged breach of the asset purchase agreement, as well as specific performance of the parties' alleged obligation to negotiate beyond the agreement's termination date.(102) Illinois Power answered the complaint and filed a counterclaim for declaratory judgment that the asset purchase agreement provides no mechanism to compel Illinois Power to consummate the transactions contemplated by that agreement. On March 10, 2004, Illinois Power moved for summary judgment on its counterclaim for declaratory relief.


---------

101 Plaintiff's Complaint at 1, Trans-Elect, Inc. v. Illinois Power Company (N.D. Ill 2003) (No. 03C-7475).

102  Id. at 17.

     The pendency of this suit should not have any impact on the Commission's findings that the IP Sale and MISO Transfer are consistent with the public interest. As described above, the Commission considers the effect of the proposed merger on competition, rates, and regulation in its determination as to whether a proposed transaction is consistent with the public interest. While the Commission may consider other factors, it has indicated that the number of factors reviewed should be limited, and that its primary area of concern should be the impact of the merger on competition.103 Notably, the Commission has stated that it will not consider factors surrounding a proposed merger that go beyond the three central inquiries addressing whether the proposed merger is in the public interest.(104)

     Accordingly, because the lawsuit brought by Trans-Elect does not effect competition, rates, or regulation associated with the IP Sale or the MISO Transfer, pendency of this suit should have no effect on the Commission's determination that the IP Sale and MISO Transfer are in the public interest.

IV.  THE COMMISSION'S PART 33 FILING REQUIREMENTS.

     In compliance with Section 33.2 of the Commission's regulations, 18 C.F.R. ss.33.2, Applicants submit the following information.

     A.  EXACT NAMES OF APPLICANTS AND THEIR PRINCIPAL BUSINESS ADDRESSES.

         Ameren Corporation
         ------------------

         Ameren's exact name is Ameren Corporation, and its principal place of business is One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, Missouri 63103.


---------

103  Merger Policy Statement, FERC Stats. & Regs. P. 31,044 at 30,126.

104 See, e.g., Kansas City Power & Light Co., 53 FERC P. 61,097 (1990) (finding that the Commission had no statutory authority to go beyond the parameters of a "public interest" inquiry in order to reject a merger proposal based on the fact that it was hostile).

         Dynegy Inc.
         -----------

         Dynegy's exact name is Dynegy Inc., and its principal place of business is 1000 Louisiana, Suite 5800, Houston, Texas 77002.

         Illinova Corporation
         --------------------

         Illinova's exact name is Illinova Corporation, and its principal place of business is 500 South 27th Street, Decatur, Illinois 62521-2200.

         Illinova Generating Company
         ---------------------------

         Illinova Generating's exact name is Illinova Generating Company, and its principal place of business is 500 South 27th Street, Decatur, Illinois 62521-2200.

         Illinois Power Company
         ----------------------

         Illinois Power's exact name is Illinois Power Company, and its principal place of business is 500 South 27th Street, Decatur, Illinois 62521-2200.

     B. THE NAMES AND ADDRESSES OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS REGARDING THE APPLICATION.

     Applicants request that all notices, correspondence, and other communications concerning this Application be directed to the following persons.

For Ameren Corporation                                            For Dynegy Inc., Illinova Corporation,
----------------------                                            --------------------------------------
                                                                  Illinova Generating Company, and Illinois
                                                                  -----------------------------------------
                                                                  Power Company
                                                                  -------------
Steven R. Sullivan
Senior Vice President, Regulatory Policy,
General Counsel & Secretary                                       Alisa B. Johnson
Ameren Corporation                                                Group General Counsel - Regulatory Affairs
One Ameren Plaza                                                  Dynegy Inc.
1901 Chouteau Avenue                                              1000 Louisiana, Suite 5800
St. Louis, MO 63166-6149                                          Houston, TX 77002
(314) 554-2098                                                    (713) 767-8686
(314) 554-4014 (facsimile)                                        Alisa.Johnson@dynegy.com
srsullivan@ameren.com
                                                                  Joseph L. Lakshmanan
                                                                  Senior Corporate Counsel & Chief Legal Officer
Clifford S. Sikora                                                Illinois Power Company
TROUTMAN SANDERS LLP                                              500 South 27th Street
401 9th Street, N.W., Suite 1000                                  Decatur, IL 62521-2200
Washington, DC 20004                                              (217) 362-7449
(202) 274-2950                                                    joseph_lakshmanan@illinoispower.com
(202) 274-2994 (facsimile)
clifford.sikora@troutmansanders.com                               C. M. (Mike) Naeve
                                                                  Skadden, Arps, Slate, Meagher & Flom LLP
                                                                  1440 New York Avenue, N.W.
                                                                  Washington, DC 20005
                                                                  (202) 371-7070
                                                                  cmnaeve@skadden.com


     Applicants respectfully request waiver of the Commission's regulations so as to permit more than two persons to be placed on the service list for these proceedings.

     C.  DESCRIPTION OF APPLICANTS.

         1. All Business Activities of the Applicants, Including Authorizations by Charter or Regulatory Approval (Exhibit A).

     A description of Applicants and their business activities is included in
Section II.A of this Application.

         2. A List of Applicants' Energy Subsidiaries and Energy Affiliates, Percentage Ownership Interest in Such Subsidiaries and Affiliates, and a Description of the Primary Business in Which Each Energy Subsidiary and Affiliate Is Engaged (Exhibit B).

     A description of Ameren's energy subsidiaries and energy affiliates, percentage ownership interest in such subsidiaries and affiliates, and a description of their primary businesses is included in Section II.A.1 of this Application. A description of the relevant energy subsidiaries and energy affiliates of Illinois Power is included in Section II.A.2.d. Illinova Generating has no subsidiaries subject to the Commission's jurisdiction, although it does hold a 20 percent ownership interest in EEInc. Applicants respectfully request waiver to the extent that information regarding other Dynegy subsidiaries and affiliates is required, because such information is not relevant to the IP Sale, the MISO Transfer, or this Application.(105)

         3. Organizational Charts Depicting Applicants' Current and Proposed Post-Transaction Corporate Structures (Including Any Pending but Not Implemented Changes) Indicating All Parent Companies, Energy Subsidiaries and Energy Affiliates Unless Applicants Demonstrate that the Transaction Does Not Affect the Corporate Structure of any Party to the Transaction (Exhibit C).

     Organizational charts depicting relevant entities in Ameren's corporate structure before and after the consummation of the IP Sale are attached hereto in Exhibit C. Applicants respectfully request waiver to the extent organizational charts for Dynegy and/or its subsidiaries are required, because such information is not relevant to the IP Sale or this Application. Further, Applicants respectfully request waiver to the extent organizational charts relating to the MISO Transfer are required, because such information is not relevant to the MISO Transfer or this Application.


---------

105 Additional information pertaining to applicants' subsidiaries and affiliates is contained in the FERC Form 1 filings of the Ameren Operating Companies and Illinois Power.

         4. A Description of All Joint Ventures, Strategic Alliances, Tolling Arrangements or Other Business Arrangements, Including the Transfer of Operational Control of Transmission Facilities to Commission Approved Regional Transmission Organizations, Both Current, and Planned to Occur Within a Year From the Date of Filing, to which Applicants or their Respective Parent Companies, Energy Subsidiaries, and Energy Affiliates Is a Party, Unless the Applicants Demonstrate that the Transaction Does Not Affect Any of Their Business Interests (Exhibit D).

     Applicants request waiver of the requirement to file an Exhibit D because neither the IP Sale nor the MISO Transfer will affect any of the Applicants' business interests. All contracts, joint ventures or strategic alliances entered into by the Applicants will be honored after consummation of the IP Sale, in accordance with their terms. All contracts related to the transmission of energy over Illinois Power's transmission lines will be honored after consummation of the MISO Transfer, pursuant to the terms of the Midwest ISO tariff.

         5. The Identity of Common Officers or Directors of Parties to the Transaction (Exhibit E).

     Applicants have no common officers or directors other than the following. Illinova and Illinova Generating have the following common officers and/or directors: Bruce A. Williamson; Carol F. Graebner; Nicholas J. Caruso; Alec G. Dryer; Alisa B. Johnson; Blake R. Young; Holli C. Nichols; Robert T. Ray; Layne
J. Albert; Kevin J. Blodgett; Terry D. Jones; Charles C. Cook; Gerald W. Clanton; Terry A. Hart; Larry F. Altenbaumer; Glenn K. Labhart; Lynn A. Lednicky; Teresa L. Naylor; and Michael D. Preston. Illinova and Illinois Power have the following common officers and/or directors: Bruce A. Williamson; Carol
F. Graebner; Alisa B. Johnson; Holli C. Nichols; Robert T. Ray; Layne J. Albert; Kevin J. Blodgett; Terry D. Jones; Charles C. Cook; Gerald W. Clanton; Terry A. Hart; and Larry F. Altenbaumer. Illinova Generating and Illinois Power have the following common officers and/or directors: Bruce A. Williamson; Carol F. Graebner; Holli C. Nichols; Robert T. Ray; Terry D. Jones; Charles C. Cook; and Larry F. Altenbaumer; and Kevin J. Blodgett.

         6. A Description and Location of Wholesale Power Sales Customers and Unbundled Transmission Services Customers Served by the Applicants or Their Parent Companies, Subsidiaries, Affiliates and Associate Companies (Exhibit F).

     Ameren
     ------

     A description and location of wholesale power sales customers of Ameren's subsidiaries, affiliates, and associate companies is included in Exhibit F. AmerenCILCO has no unbundled transmission customers since AmerenCILCO is a transmission owner member of the Midwest and, accordingly, all jurisdictional transmission service is provided under the Midwest ISO Tariff.

     Dynegy, Illinova, Illinova Generating, and Illinois Power
     ---------------------------------------------------------

     A description and location of wholesale power sales customers and unbundled transmission services customers served by Illinois Power is included in Exhibit
F. Dynegy respectfully requests waiver to the extent that information concerning customers served by affiliates other than Illinois Power is required by the regulations, because such information is not relevant to the IP Sale, the MISO Transfer, or this Application.

         7. A Description of Jurisdictional Facilities Owned, Operated, or Controlled by the Applicants or Their Parent Companies, Subsidiaries, Affiliates, and Associate Companies (Exhibit G).

     Ameren
     ------

     Through subsidiaries, Ameren indirectly owns various jurisdictional facilities. Excerpts from the Ameren Operating Companies' year ending 2002 FERC Form 1 listing jurisdictional facilities owned by the Ameren Operating Companies are attached hereto in Exhibit G.1. These facilities are also described in
Section II of the Application.

     Dynegy, Illinova, Illinova Generating, and Illinois Power
     ---------------------------------------------------------

     Illinois Power owns and operates certain jurisdictional transmission facilities. Sections from Illinois Power's year ending 2002 FERC Form 1 listing jurisdictional facilities owned and operated by Illinois Power are attached hereto in Exhibit G.2. These facilities are also described in Section II of the Application. Dynegy, Illinova, and Illinova Generating respectfully request waiver to the extent that information regarding operations of affiliates of Dynegy other than Illinois Power is required by the regulations, because such information is not relevant to the IP Sale, the MISO Transfer, or this Application.

         8.   Jurisdictional Facilities and Securities Associated
              With or Affected by the Transaction, Consideration for the Transaction, Effect on Jurisdictional
              Facilities and Securities (Exhibit H).

     The jurisdictional facilities and securities associated with the IP Sale and the MISO Transfer are described in Section II of the Application and are identified in Exhibit G. The consideration for the IP Sale is $2.3 billion, subject to certain adjustments. Upon consummation of the IP Sale, the IP Shares and the EEInc Shares will be transferred to Ameren and AER, respectively, thereby effecting a change in control over the jurisdictional facilities owned by Illinois Power, and possibly constituting a change in control over the jurisdictional facilities owned by EEInc. No other jurisdictional facilities owned by Applicants, their affiliates, or associate companies will be affected by the IP Sale.

     The jurisdictional facilities affected by the MISO Transfer are identified in Appendix 4 hereto. There is no monetary consideration associated with the MISO Transfer except insofar as Illinois Power would expect recovery or reimbursement of certain prior Midwest ISO and Alliance RTO development costs, and reimbursement of the $6.5 million fee it paid to the Midwest ISO as an exit fee when it withdrew its membership in the Midwest ISO November 1, 2001.(106)

         9.   Contracts Related to the Transaction (Exhibit I).

     An executed copy of the Stock Purchase Agreement is attached hereto in
Exhibit I. The Base PPA, the Memorandum PPA, the Black Start Service Agreement (as amended), and the Interim PPA Rider, also being filed under a separate application under FPA Section 205, are Exhibits D, F, H, and I to the Stock Purchase Agreement, respectively. The other relevant agreements are: (i) a Generation Agreement (Exhibit B to the Stock Purchase Agreement);(107) (ii) two Generation Indemnification Termination Agreements (Exhibits C-1 and C-2 to the Stock Purchase Agreement); and (iii) an Escrow Agreement (Exhibit G to the Stock Purchase Agreement).(108)

         10. Explanatory Statement Demonstrating that the Transaction Is Consistent with the Public Interest (Exhibit J).

     A statement explaining how the Transaction is consistent with the public interest is included in Section III, supra.

         11. If the Transaction Involves Physical Property of Any Party, the Applicants Must Provide a General or Key Map Showing in Different Colors the Properties of Each Party to the Transaction
              (Exhibit K).

     A map showing in different colors the properties of the Ameren Operating Companies and Illinois Power is attached hereto in Exhibit K.


---------

106 See Illinois Power Co., 95 FERC P. 63,003 (2001) (certifying settlement in which Illinois Power agreed to pay exit fee).

107  See supra n.51 discussing the Generation Agreement.

108  See supra n.52 discussing the Easement and Facilities Agreement.

         12. If the Applicants Are Required to Obtain Licenses, Orders, or Other Approvals From Other Regulatory Bodies in Connection with the Transaction, the Applicants Must Identify the Regulatory Bodies and Indicate the Status of Other Regulatory Actions, and Provide a Copy of Each Order of those Regulatory Bodies that Relate to the Transaction (Exhibit L).

     In addition to Commission approval of this Application under FPA Section 203, approval of the IP Sale is required from the ICC and the Securities and Exchange Commission under PUHCA.(109) Applicants will provide copies of these orders approving the IP Sale upon their issuance. The requisite notification with the Federal Trade Commission ("FTC") and the Department of Justice ("DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("H-S-R") is also required. Applicants will file a letter with the FTC and DOJ requesting early termination of any applicable H-S-R waiting periods. Applicants will also submit a filing with the Federal Communications Commission ("FCC") requesting authorization for a change of control of Illinois Power, a FCC license holder.

     D.  FORM OF NOTICE.

     A form of notice suitable for publication in the Federal Register is provided as Attachment 8 to the transmittal letter to this Application. An electronic version of this notice on computer diskette is enclosed as well.

     E.  VERIFICATIONS.

     Verifications executed by Applicants' authorized representatives in accordance with 18 C.F.R. ss. 33.7 are enclosed in Appendix 1.


---------

109 In addition, the February 2, 2004 Stock Purchase Agreement (without exhibits or schedules) was filed as part of Ameren's Form 8-K filing, filed with the Securities and Exchange Commission. See Ameren Corp., Form 8-K, Current Report, Exh. No. 2.1, Feb. 3, 2004.

     F.  PROPOSED ACCOUNTING ENTRIES.

     Proposed accounting entries for Ameren related to the IP Sale are contained in Appendix 7. Applicants respectfully request waiver to the extent that information regarding other accounting entries is required by the regulations, because such information is not relevant to the IP Sale, the MISO Transfer, or this Application.

V.   REQUEST FOR PRIVILEGED TREATMENT.

     Applicants respectfully request privileged treatment, in accordance with 18 C.F.R. ss. 388.112, for certain portions of the FPA 203 Application - namely:
(i) Exhibits A, B, C-1, C-2, and G to the Stock Purchase Agreement; (ii) Schedules 1.1(c), 3.4(b), 3.7, 3.8, 3.9, 3.10, 3.11, 3.12(a) (section entitled
"Exceptions to Representations and Warranties"), 3.13(a), 3.14, 3.15, 3.18, 3.19, 3.21, 3.27, 5.1, 5.1(f), 5.7, 5.19, 5.24, 6.1(c), 6.1(d), 6.1(e), and
6.1(g) to the Stock Purchase Agreement; (iii) Attachments 5 and 6 to the Frame Testimony; and (iv) a CD-ROM of Mr. Frame's workpapers. The Applicants consider such information to be "trade secrets and commercial or financial information obtained from a person and privileged or confidential."(110) All such redacted materials are included in Volume II of this Application.

     Applicants have labeled each page of Volume II with the header "Contains Privileged Information - Do Not Release." Applicants request waiver of the requirement, pursuant to 18 C.F.R. ss. 388.112(b)(1)(iii), to include in Volume II "a statement indicating that information has been removed for privileged treatment," insofar as Volume II contains only privileged information and all information for which privileged treatment is sought is contained in Volume II.


---------

110  See Order No. 642, n.78 (citing 18 C.F.R. ss. 388.107(d) (2000)).

     Notwithstanding this request for privileged treatment, Applicants will provide a copy of Volume II to any party that executes a protective order issued by the Commission in this proceeding, provided that review of Volume II is limited to such party's attorneys and experts.(111) A form protective order, based on the Commission's model protective order, is included as Attachment 7 to the transmittal letter to this application. A copy of this same form of protective order is also provided in electronic format on the enclosed diskette.

VI. REQUEST FOR EXPEDITION.

     Applicants respectfully request expedited treatment of this Application and submit that good cause exists to grant this request. Specifically, Applicants request that the Commission set a 21-day period for public comment on the Application. This notice period is consistent with the Commission's practice in recent proceedings seeking comparable approvals under FPA Section 203.(112) As noted above, the Applicants would like the IP Sale to close at the earliest possible date, ideally in the third quarter of 2004. In order to permit reasonable time for closing documentation, Applicants respectfully request that the Commission approve this Application expeditiously and without condition, modification, or a trial-type hearing, by July 28, 2004.

     Prompt Commission action will benefit the market and is consistent with the public interest. In particular, the IP Sale and the MISO Transfer will benefit customers of the Ameren Operating Companies and Illinois Power by improving the efficiencies of these companies' services, by enhancing efficiencies and revenue opportunities, and by optimizing the value of the merged company's assets and expertise. Further, the IP Sale and the MISO Transfer are substantially similar


---------


111  See id.

112  See, e.g., ITC Holdings Corp., 102 FERC P. 61,182 (2003).

to other merger transactions previously approved by the Commission on an expeditious basis and without a trial-type hearing.(113)
































---------

113  See, e.g., The AES Corp., IPALCO Enterprises, Inc., 94 FERC P. 61,240
(2001); Indianapolis Power & Light, 97 FERC P. 62,235 (2001).

VII.  CONCLUSION.

     Applicants respectfully request that the Commission:

         1.   Establish a comment period of no more than 21 days.

         2. Approve without modification, condition, or a trial-type hearing, the IP Sale and the MISO Transfer as consistent with the public interest under Section 203.

         3. Grant all such other approvals and waivers as necessary for final Commission approval of the IP Sale and the MISO Transfer by July 28, 2004.

                         Respectfully submitted,

     /s/ C.M. (Mike) Naeve                                  /s/ Clifford S. Sikora
     ---------------------                                  ----------------------
     C. M. (Mike) Naeve                                     Clifford S. Sikora
     Matthew W. S. Estes                                    James C. Beh
     Skadden, Arps, Slate, Meagher & Flom LLP               Jeffrey M. Jakubiak
     1440 New York Avenue, N.W.                             TROUTMAN SANDERS LLP
     Washington, DC 20005                                   401 9th Street, N.W., Suite 1000
     (202) 371-7070                                         Washington, DC 20004
     (202) 393-5760 (facsimile)                             (202) 274-2950
                                                            (202) 274-2994 (facsimile)
     Attorneys for Dynegy Inc., Illinova
     Corporation, Illinova Generating                       Attorneys for Ameren Corporation
     Company, and Illinois Power Company

Dated:   March 25, 2004
         Washington, D.C.

